UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2015

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Fourth Quarter and Full Year 2014 Results”, dated February 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 5, 2015	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Fourth Quarter and Full Year 2014 Results

Group enters 2015 stronger, more efficient, and set for higher growth

5 February 2015

Smith & Nephew plc (LSE: SN, NYSE: SNN) results for Q4 and Full Year ended 31 December 2014.

	3 months to			12 months to
	31 Dec	31 Dec	Underlying	31 Dec	31 Dec	Underlying
	2014	2013	Growth[2]	2014	2013	Growth[2]
	$m	$m	%	$m	$m	%
Trading results[1]
Revenue	1,249	1,175	2	4,617	4,351	2
Divisional revenue
Advanced Surgical Devices global	914	818	4	3,298	3,015	3
Advanced Wound Management global	335	357	-2	1,319	1,336	-1
Trading profit	325	292	7	1,055	987	3
Trading profit margin (%)	26.1	24.8		22.9	22.7
EPSA (cents)	25.6	23.4		83.2	76.9
Reported results
Revenue	1,249	1,175		4,617	4,351
Operating profit	226	235		749	810
EPS (cents)	17.9	18.1		56.1	61.7

 Fourth quarter highlights1

•	Revenue grew 2% underlying and 6% reported to $1,249 million

•	Strong trading profit growth, up 7% underlying and 12% reported to $325 million

•	130bps year-on-year increase in trading profit margin, EPSA 25.6¢, up 9%

•	Trading cash flow of $366 million, a cash conversion ratio of 113%

•	Sustained improvement in US Reconstruction

•	Continued higher growth from Emerging & International Markets

 Full Year highlights1

•	Revenue grew 2% underlying and 6% reported to $4,617 million

•	Trading profit up 3% underlying and 7% reported to $1,055 million

•	Improved year-on-year trading profit margin, up 20bps to 22.9%, EPSA 83.2¢, up 8%

•	ArthroCare Corporation acquisition completed for $1.7 billion, reinforcing Sports Medicine

•	Proposed Final Dividend of 18.6¢, Full Year distribution of 29.6¢ per share, up 8% year-on-year

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Our 2014 performance reflects the choices we have made to invest in transforming the growth profile of Smith & Nephew. We improved our existing businesses, driving a sustained improvement in US Hip and Knee Implants and building rapidly in the emerging markets. We strengthened our higher growth platforms, acquiring ArthroCare to give us a broader sports medicine portfolio. We created new growth platforms with the mid-tier portfolio and Syncera, disruptive models that fulfill unmet customer needs, and Advanced Wound Bioactives again delivered double-digit growth.

“Whilst the journey to transform Smith & Nephew continues, we are now set to increasingly reap these benefits and accelerate our growth. Consequently, we are confident that the Group will deliver higher underlying revenue growth and trading profit margin in 2015. Smith & Nephew is at the start of a new and exciting phase in its 158-year history.”

News

Analyst conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and full year results will be held at 9.00am GMT / 4.00am EST today, Thursday 5 February 2015. This can be watched live via webcast on the Smith & Nephew website at www.smith-nephew.com/results and will be available on the site archive shortly afterwards. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 3427 1908 in the UK or +1 646 254 3366 in the US (passcode 6552000). If you would like to participate in the Q&A please dial +44 (0) 20 3427 1907 in the UK or +1 646 254 3388 in the US (passcode 6552000).

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Deborah Scott / Matthew Cole	+44 (0) 20 3727 1000
FTI Strategic Communications

Notes

1	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, EPSA, trading cash flow, cash conversion ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.
2	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2013 period.
3	All numbers given are for the quarter ended 31 December 2014 unless stated otherwise.
4	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.
5	Q4 2014 comprised 63 trading days (2013: 62 trading days).

2014 Strategic Progress - Transforming Smith & Nephew

We are delivering on our strategy to rebalance Smith & Nephew by strengthening our higher growth platforms, which now represent more than half the business, up from just 35% in 2011. In 2014 we undertook a number of important actions to accelerate this transformation. The Group enters 2015 stronger, more efficient, and set for higher growth.

In Established Markets we drove a much improved performance in US Hip and Knee Implants, and maintained our momentum in Sports Medicine Joint Repair and Trauma & Extremities. We launched Synceraà, a new commercial solution that offers clinically proven primary hip and knee implants combined with cutting-edge technology with the potential to generate significant savings for customers.

In Emerging & International Markets we again performed strongly, delivering 17% revenue growth in 2014. We integrated our recent acquisitions, enhancing our portfolio and bringing us closer to our customers. We established a new commercial structure to market and expand our mid-tier value product ranges for these markets. We developed our Latin America businesses.

We continued to invest to innovate for value, maintaining our R&D spend at more than 5% of revenue. We launched many exciting products across the year, including a cruciate retaining version of our JOURNEYà II natural-motion knee and the HAT-TRICKà Lesser Toe Repair System. We have a strong pipeline for 2015 and beyond.

We further increased our agility and efficiency by simplifying and improving our operating model. Since 2011 we have achieved annualised savings of $146 million, enabling investment in the emerging markets, R&D and other growth opportunities. In 2014 we began work to realise at least another $120 million of annual savings that will start to benefit the bottom line from 2015. This programme is progressing well.

We have supplemented our organic growth through acquisitions. Since 2011 we have completed 15 acquisitions for a total value of $2.8 billion. ArthroCare, Smith & Nephew’s largest acquisition to date, strengthened our Sports Medicine business and we expect the synergies to add $85 million to annual trading profit by 2017. We continue to seek further opportunities to add businesses or technologies that support our higher growth ambitions.

Fourth Quarter Trading Results

Our fourth quarter revenue was $1,249 million, an increase of 2% on an underlying basis and 6% on a reported basis (2013: $1,175 million). Acquisitions added 8% to the reported growth rate, while there was a currency headwind of -4%. There was one more trading day against the comparator quarter in 2013, but given that this fell during the holiday period the effect was immaterial as stated last quarter.

We delivered a strong increase in trading profit in Q4, up 7% underlying and 12% on a reported basis to $325 million (Q4 2013: $292 million). The trading profit margin was 26.1% (Q4 2013: 24.8%), a 130bps year-on-year improvement, which included the benefit of an insurance claim settlement arising from a flood at our Hull manufacturing site in December 2013.

Our performance was led by the sustained improvement in US Reconstruction, with another stand-out performance in US Hips in the quarter, up 8%, as well as revenue growth of 16% from Advanced Wound Bioactives and 8% from Sports Medicine Joint Repair. Advanced Wound Management growth continued to be held back by US Negative Pressure Wound Therapy (‘NPWT’).

Revenue growth from our Established Markets was flat, with the US in-line with the previous year and Other Established Markets declining -1%. Our Emerging & International Markets business delivered strong revenue growth of 18%, completing another excellent year.

The Group reported Q4 operating profit was $226 million (Q4 2013: $235 million), reflecting acquisition costs largely relating to ArthroCare, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the quarter.

We continued to make progress reducing the corporate tax rate. For the full year this was 27.7% on Trading results, a 150bps reduction year-on-year (2013: 29.2%).

Adjusted earnings per share was 25.6¢ (51.2¢ per American Depositary Share, ‘ADS’) compared to 23.4¢ last year. Basic earnings per share was 17.9¢ (35.8¢ per ADS) (2013: 18.1¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $366 million in the quarter. The trading profit to cash conversion ratio was 113%.

The net interest charge and other finance costs for the period were $14 million. Net debt was $1,613 million, down from $1,880 million at the end of Q3 2014. This represents a reported net debt/EBITDA ratio of 1.2x at the year end.

The Board is pleased to recommend a Final Dividend of 18.6¢ per share (37.2¢ per ADS). This, together with interim dividend of 11.0¢ per share (22.0¢ per ADS), will give a Full Year distribution of 29.6¢ per share (59.2¢ per ADS), up 8% year-on-year.

Advanced Surgical Devices global (‘ASD’)

ASD delivered revenue of $914 million in the quarter, up 4% underlying (2013: $818 million).

Revenue growth in the US was up 3% and flat in our Other Established Markets. Our Emerging & International Markets business continues to deliver strong results, with revenue up 17%. The like-for-like pricing pressure in the quarter remained unchanged across our markets.

We delivered a trading profit for the quarter of $258 million (2013: $201 million), and the Q4 trading profit margin increased 370bps to 28.3% (2013: 24.6%). This improvement reflects early cost synergies from the acquisition of ArthroCare and benefits from our efficiency programmes offset by continued investment in the roll-out of new products.

We grew revenue by 2% across our Orthopaedic Reconstruction franchises in the quarter. In the US this was our third consecutive quarter of above market growth.

Our Knee Implant franchise revenue was up 3% in the quarter, ahead of the global market growth rate of 1%. In the US, knee revenue growth was above market as we maintained sales at last year’s unusually high level. We continue to generate strong demand for the JOURNEYà II Total Knee System and the RT-PLUSà knee has returned to market in Europe.

We grew revenue in our global Hip Implant franchise by 2% in the quarter, in-line with the market growth rate of 2%. In the US our hip growth again stood out, up 8%, as sales in VERILASTà hips and our direct anterior approach portfolio continued to perform strongly. This performance was partly off-set by a softer quarter outside the US.

Syncera, the innovative commercial solution for Orthopaedic Reconstruction announced in August, is making good progress, and we are encouraged by the contracts signed and prospective customers.

Our Sports Medicine Joint Repair franchise delivered good 8% revenue growth as we continued to benefit from the success of a number of product launches earlier this year. In the complementary Arthroscopic Enabling Technologies franchise, which includes COBLATIONà, revenue growth was 2%, driven by a strong quarter in the Emerging & International Markets.

In Trauma & Extremities we delivered revenue growth of 3%. Performance was strongest in the Emerging & International Markets. Extremities continued to benefit from recent product launches such as the HAT-TRICKà Lesser Toe Repair System, as well as our investments in the sales force.

In the Other ASD segment, which includes Ear, Nose & Throat (‘ENT’) and Gynaecology, we grew revenue by 6% in the quarter.

Advanced Wound Management global (‘AWM’)

The AWM fourth quarter performance continued to reflect the impact of the US RENASYSà distribution hold announced in June 2014. As a result global revenue declined -2% to $335 million (2013: $357 million) and US revenue was down -9%. Elsewhere, revenue declined -2% in Other Established Markets and grew strongly, up 22%, in the Emerging & International Markets. The estimated global market growth rate was 4%.

We delivered a Q4 trading profit of $67 million (2013: $91 million), with the trading profit margin of 19.9% including the Hull insurance claim settlement (2013: 25.3%).

In Advanced Wound Care Q4 revenue was down -1%. The new management team is beginning to implement its strategy to return this franchise to sustainable growth in the Established Markets. Growth in the Emerging Markets remained strong in the quarter.

In Advanced Wound Devices Q4 revenue was down -27%, due to the US RENASYSà hold, an important focus for management. In addition, competitive pressures in traditional canister-based NPWT continue in Europe. Sales of our single-use, canister-free PICOà system remained very strong as we continued to increase the evidence supporting its use on a wider variety of conditions.

In Advanced Wound Bioactives we delivered Q4 revenue growth of 16%, meeting our mid-teens revenue growth guidance for 2014 and completing a second year of strong performance since we acquired the business. The re-launched REGRANEXà Gel continues to perform well, as did SANTYLà. We have taken the decision to stop the HP802-247 Phase 3 programme following a review of the trial data announced in October, resulting in a one-off cost of $28 million in the quarter. We remain committed to investing in developing pioneering Advanced Wound Bioactive treatments.

Full Year Results

2014 revenue was $4,617 million, an increase of 2% on an underlying basis and 6% on a reported basis (2013: $4,351 million). Acquisitions added 5% to the reported growth rate, while currency was a -1% headwind.

Trading profit was $1,055 million (2013: $987 million), up 3% underlying and 7% on a reported basis. The trading profit margin was 22.9% (2013: 22.7%), a 20bps improvement year-on-year.

ASD delivered 2014 revenue of $3,298 million, up 3% (2013: $3,015 million). Revenue was 2% up in the US, flat in our Other Established Markets and up 17% in the Emerging & International Markets. All franchises contributed to this performance with revenue growth in Knee Implants of 2%, in Hip Implants 1%, in Trauma & Extremities 4%, in Sports Medicine Joint Repair 8%, in Arthroscopic Enabling Technologies 1% and in Other ASD (including ENT and Gynaecology) 10%.

AWM delivered 2014 revenue of $1,319 million, down -1% on an underlying basis (2013: $1,336 million). Our revenue growth was down -4% in the US and -2% in our Other Established Markets, and up 14% in the Emerging & International Markets. Advanced Wound Care revenue was down -4%, Advanced Wound Devices was down -9%, impacted by the US RENASYS hold, and Advanced Wound Bioactives delivered strong growth, up 15%.

Operating profit for 2014 was $749 million (2013: $810 million), reflecting acquisition costs largely relating to ArthroCare, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred. The net interest charge and other financing costs for 2014 were $33 million (2013: $7 million). Profit before tax was $714 million (2013: $802 million).

The tax charge of $213 million reflects an effective tax rate of 27.7% for the full year (2013: 29.2%) on Trading results.

EPSA was 83.2¢ (166.4¢ per ADS) (2013: 76.9¢). Reported basic earnings per share was 56.1¢ (112.2¢ per ADS) (2013: 61.7¢).

Trading cash flow was $781 million (2013: $877 million), reflecting a trading profit to cash conversion ratio of 74% (2013: 89%).

Q1 & Q3 Quarterly Reporting

Following recent developments to the requirements for interim reporting and after careful consideration, the Board has taken the decision to change interim financial reporting for the first and third quarters. From 2015 the Group will issue abbreviated Quarterly Trading Reports (‘QTRs’) in April and October each year, rather than the historical reporting of full interim financial statements. The QTRs will give revenue analysis by product franchise and region, along with narrative commentary on the overall performance of the business. The Group will continue to publish its full year and half year results in-line with current practice.

Outlook

We have made material progress in reshaping Smith & Nephew for higher growth since 2011. Whilst the journey to transform Smith & Nephew continues, increasingly we expect to reap the benefits of the actions and investments we have made.

As a result we expect the Group to deliver higher underlying revenue growth in 2015 than in 2014.

We also expect to deliver a further improvement in trading profit margin in 2015.

Additionally, we expect the effective corporate tax rate to reduce to slightly above 27% in 2015, absent any changes to tax legislation. This is incremental to the 220bps reduction achieved in the last two years.

Smith & Nephew is at the start of a new and exciting phase in its 158-year history.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2014 QUARTER FOUR AND FULL YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Group Income Statement for the three months and year ended 31 December 2014

3 Months	3 Months			Year Ended	Year Ended
2013	2014			2014	2013
$m	$m		Notes	$m	$m
1,175	1,249	Revenue	2	4,617	4,351
(293)	(309)	Cost of goods sold		(1,162)	(1,100)

882	940	Gross profit		3,455	3,251
(585)	(656)	Selling, general and administrative expenses		(2,471)	(2,210)
(62)	(58)	Research and development expenses		(235)	(231)

235	226	Operating profit	8	749	810
4	2	Interest receivable		13	14
(3)	(12)	Interest payable		(35)	(10)
(4)	(4)	Other finance costs		(11)	(11)
—	—	Share of loss from associates		(2)	(1)

232	212	Profit before taxation		714	802
(70)	(52)	Taxation	3	(213)	(246)

162	160	Attributable profit A		501	556

		Earnings per share A
18.1 ¢	17.9 ¢	Basic	8	56.1 ¢	61.7 ¢
18.0 ¢	17.8 ¢	Diluted		55.7 ¢	61.4 ¢

Unaudited Group Statement of Comprehensive Income for the three months and year ended 31 December 2014

3 Months	3 Months		Year Ended	Year Ended
2013	2014		2014	2013
$m	$m		$m	$m
162	160	Attributable profit A	501	556
		Other comprehensive income
		Items that will not be reclassified to income statement
13	(67)	Actuarial (losses)/gains on retirement benefit obligations	(94)	12
(5)	13	Taxation on other comprehensive income	19	(16)

8	(54)	Total items that will not be reclassified to income statement	(75)	(4)

		Items that are or may be reclassified to income statement
16	(85)	Exchange differences on translation of foreign operations	(196)	(6)
1	3	Net gains on cash flow hedges	12	5

17	(82)	Total items that are or may be reclassified to income statement	(184)	(1)

25	(136)	Other comprehensive (loss)/income for the period, net of tax	(259)	(5)

187	24	Total comprehensive income for the period A	242	551

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 31 December 2014

		31 Dec	31 Dec
		2014	2013
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		891	816
Goodwill		2,027	1,256
Intangible assets		1,747	1,054
Investments		5	2
Loans to associates		—	178
Investment in associates		112	107
Retirement benefit assets		7	5
Deferred tax assets		77	145

		4,866	3,563

Current assets
Inventories		1,181	1,006
Trade and other receivables		1,166	1,113
Cash at bank	6	93	137

		2,440	2,256

TOTAL ASSETS		7,306	5,819

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		184	184
Share premium		574	535
Capital redemption reserve		11	10
Treasury shares		(315)	(322)
Other reserves		(64)	120
Retained earnings		3,650	3,520

Total equity		4,040	4,047

Non-current liabilities
Long-term borrowings	6	1,666	347
Retirement benefit obligations		233	230
Trade and other payables		44	7
Provisions		63	65
Deferred tax liabilities		98	50

		2,104	699

Current liabilities
Bank overdrafts and loans	6	39	44
Trade and other payables		838	785
Provisions		67	60
Current tax payable		218	184

		1,162	1,073

Total liabilities		3,266	1,772

TOTAL EQUITY AND LIABILITIES		7,306	5,819

Unaudited Condensed Group Cash Flow Statement for the three months and year ended 31 December 2014

3 Months	3 Months		Year Ended	Year Ended
2013	2014		2014	2013
$m	$m		$m	$m
		Cash flows from operating activities
232	212	Profit before taxation	714	802
(1)	10	Net interest payable/(receivable)	22	(4)
109	131	Depreciation, amortisation and impairment	439	384
—	—	Share of loss from associates	2	1
—	—	Dividends received from associate	—	1
5	9	Share-based payment expense	32	28
—	(9)	Profit on disposal of manufacturing facility	(9)	—
—	—	Pension past service cost adjustment	(35)	—
—	(11)	Pensions buyouts	(11)	—
37	44	Movement in working capital and provisions	(193)	(74)

382	386	Cash generated from operating activities	961	1,138
(1)	(12)	Net interest and finance costs paid	(33)	(6)
(60)	(72)	Income taxes paid	(245)	(265)

321	302	Net cash inflow from operating activities	683	867

		Cash flows from investing activities
(74)	—	Acquisitions, net of cash acquired	(1,572)	(74)
—	(1)	Investment in associate	(2)	—
—	(4)	Purchase of investments	(4)	—
—	—	Cash received on disposal of associate	—	7
—	188	Proceeds from associate loan redemption	188	—
—	20	Proceeds on disposal of manufacturing facility	20	—
(125)	(118)	Capital expenditure	(375)	(340)

(199)	85	Net cash (used in)/from investing activities	(1,745)	(407)

122	387	Net cash (outflow)/inflow before financing activities	(1,062)	460

		Cash flows from financing activities
13	8	Proceeds from issue of ordinary share capital	40	48
2	4	Proceeds from own shares	4	3
(75)	(20)	Purchase of own shares	(75)	(231)
(93)	(98)	Equity dividends paid	(250)	(239)
44	(307)	Cash movements in borrowings	1,300	(78)
(3)	(13)	Settlement of currency swaps	(11)	(1)

(112)	(426)	Net cash from/(used in) financing activities	1,008	(498)

10	(39)	Net (decrease)/increase in cash and cash equivalents	(54)	(38)
114	106	Cash and cash equivalents at beginning of period	126	167
2	(2)	Exchange adjustments	(7)	(3)

126	65	Cash and cash equivalents at end of period B	65	126

B	Cash and cash equivalents at the end of the year ended 31 December 2014 are net of overdrafts of $28 million (2013: $11 million).

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2014

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Total comprehensive income A	—	—	—	—	(184)	426	242
Purchase of own shares	—	—	—	(75)	—	—	(75)
Equity dividends paid/accrued	—	—	—	—	—	(250)	(250)
Share-based payments recognised	—	—	—	—	—	32	32
Cost of shares transferred to beneficiaries	—	—	—	25	—	(21)	4
Cancellation of treasury shares	(1)	—	1	57	—	(57)	—
Issue of ordinary share capital	1	39	—	—	—	—	40

At 31 December 2014	184	574	11	(315)	(64)	3,650	4,040

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income A	—	—	—	—	(1)	552	551
Purchase of own shares	—	—	—	(231)	—	—	(231)
Equity dividends paid/accrued	—	—	—	—	—	(239)	(239)
Share-based payments recognised	—	—	—	—	—	28	28
Deferred taxation on share-based payments	—	—	—	—	—	3	3
Cost of shares transferred to beneficiaries	—	—	—	21	—	(18)	3
Cancellation of treasury shares	(10)	—	10	623	—	(623)	—
Issue of ordinary share capital	1	47	—	—	—	—	48

At 31 December 2013	184	535	10	(322)	120	3,520	4,047

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Notes to the Condensed Consolidated Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2013. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risks successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Financial Statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2013. The Group’s statutory financial statements for the year-ended 31 December 2013 have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2014 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Business segment information

The Group presents a number of measures to assist investors in their understanding of performance trends, collectively termed ‘Trading results’. For explanations of these measures, including trading profit, trading profit margin, EPSA and underlying growth, see Note 8.

Revenue by business segment for the three months and year ended 31 December 2014 was as follows:

			Year	Year	Underlying growth in revenue
3 Months 2013 $m	3 Months 2014 $m		Ended 2014 $m	Ended 2013 $m	3 Months %	Year Ended %
		Revenue by business segment
818	914	Advanced Surgical Devices	3,298	3,015	4	3
357	335	Advanced Wound Management	1,319	1,336	(2)	(1)

1,175	1,249		4,617	4,351	2	2

		Revenue by geographic market
503	563	United States	2,012	1,862	—	1
516	499	Other Established Markets	1,928	1,926	(1)	(1)
156	187	Emerging & International Markets	677	563	18	17

1,175	1,249		4,617	4,351	2	2

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the twelve months was $299 million (2013: $293 million) and three months was $84 million (2013: $82 million).

2.	Business segment information (continued)

Underlying revenue growth reconciles to reported revenue growth by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact) (see Note 8).

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
3 Months
Advanced Surgical Devices	4	12	(4)	12
Advanced Wound Management	(2)	—	(4)	(6)

	2	8	(4)	6

Full Year
Advanced Surgical Devices	3	7	(1)	9
Advanced Wound Management	(1)	1	(1)	(1)

	2	5	(1)	6

Trading profit by business segment for the three months and year ended 31 December 2014 was as follows:

3 Months	3 Months		Year Ended	Year Ended
2013	2014		2014	2013
$m	$m		$m	$m
		Trading profit by business segment
201	258	Advanced Surgical Devices	810	712
91	67	Advanced Wound Management	245	275

292	325		1,055	987

Total assets by business segment as at 31 December 2014 were as follows:

	31 Dec	31 Dec
	2014	2013
	$m	$m
Advanced Surgical Devices	5,368	3,684
Advanced Wound Management	1,761	1,848

Operating assets by business segment	7,129	5,532
Unallocated corporate assets	177	287

Total assets	7,306	5,819

Unallocated corporate assets consist of deferred tax assets, retirement benefit assets and cash at bank.

3.	Taxation

Of the $213 million (2013: $246 million) taxation charge for the year ended 31 December 2014, a total of $178 million (2013: $203 million) relates to overseas taxation.

4.	Dividends

The 2013 final dividend totalling $152 million was paid on 7 May 2014. The 2014 interim dividend of 11.0 US cents per ordinary share was declared by the Board on 31 July 2014. This dividend totalling $98 million was paid on 11 November 2014 to shareholders whose names appeared on the register at the close of business on 24 October 2014. The sterling equivalent per ordinary share was set at 6.82 pence.

A final dividend for 2014 of 18.6 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 6 May 2015 to shareholders whose names appear on the register at the close of business on 17 April 2015. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 16 April 2015 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 17 April 2015.

5.	Acquisitions and disposals

On 29 May 2014, the Group acquired 100% of the shares of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share, paid in cash with total consideration equalling $1,715 million.

The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The fair values shown below are provisional and have been revised since the initial acquisition accounting in light of new information obtained about facts and circumstances existing at the acquisition date. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be further revised. The revised provisional estimate of the goodwill arising on the acquisition is $829 million. It relates to the value of the additional economic benefits expected from the transaction, including synergies and the assembled workforce. The goodwill recognised is not expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the revised recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$m
Property, plant and equipment	60
Inventories	66
Trade receivables	54
Identifiable intangible assets	817
Investments in associates	4
Trade and other payables	(66)
Provisions	(27)
Current tax payable	(18)
Deferred tax liabilities	(173)

Net assets	717
Goodwill	829

Consideration (net of $169 million of cash acquired)	1,546

The Group incurred acquisition related costs of $21 million relating to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement.

ArthroCare’s contribution to Group revenue was $207 million for the year ended 31 December 2014, representing approximately seven months of sales. This gave rise to a pre-tax profit of $28 million after amortisation of acquisition intangibles.

Had ArthroCare been acquired on 1 January 2014, the Group’s revenues would have been $147 million higher and pre-tax profit would have been $5 million higher.

5.	Acquisitions and disposals (continued)

As disclosed in the Q1 2014 Interim Financial Statements, on 17 March 2014 the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition is deemed to be a business combination within the scope of IFRS 3. The acquisition date fair value of the consideration was $31 million and included deferred consideration of $26 million and $5 million in relation to the settlement of working capital commitments. The deferred consideration was subsequently settled during the second quarter.

As at the acquisition date, the estimated value of the net assets acquired was $16 million, which included trade and other receivables of $12 million, identifiable intangible assets of $16 million, inventory of $4 million, property, plant and equipment of $2 million, trade payables of $1 million, provisions of $9 million and deferred tax liabilities of $8 million. As a result, the provisional estimate of goodwill arising on the acquisition was $15 million. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The recognised amounts of assets acquired and liabilities assumed have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The contribution to revenue and attributable profit from this acquisition for the year ended 31 December 2014 was immaterial. If the acquisition had occurred at the beginning of the year its contribution to revenue and attributable profit for the year ended 31 December 2014 would also have been immaterial.

During the fourth quarter, the Group disposed of a manufacturing facility in the UK, resulting in a pre-tax gain on disposal of $9 million which has been recognised outside of trading profit in legal and other costs. Further details are included in note 8.

6.	Net debt

Net debt as at 31 December 2014 comprises:

	31 Dec	31 Dec
	2014	2013
	$m	$m
Cash at bank	93	137
Long term borrowings	(1,666)	(347)
Bank overdrafts and loans due within one year	(39)	(44)
Currency swap assets	(1)	1

Net debt	(1,613)	(253)

The movements in the period were as follows:
Opening net debt as at 1 January	(253)	(288)
Cash flow before financing activities	(1,062)	460
Proceeds from issue of ordinary share capital	40	48
Proceeds from own shares	4	3
Purchase of own shares	(75)	(231)
Equity dividends paid	(250)	(239)
Exchange adjustments	(17)	(6)

Closing net debt	(1,613)	(253)

During the year ended 31 December 2014, the Group refinanced its principal banking facilities. The Group has signed a new five-year committed $1 billion multi-currency revolving credit facility with a maturity date of March 2019. In addition, the $1.4 billion committed term loan facility that was established in February 2014 has been syndicated to the Group’s relationship banks. The maturity date of February 2016 remains unchanged. The Group drew down its $1.4 billion committed term loan facility to fund the acquisition of ArthroCare. $1 billion of this was repaid during the year partly from private placement proceeds.

During the year ended 31 December 2014, the Group received the entire proceeds of the $325 million private placement debt agreement signed in December 2013. The funds have a weighted average fixed rate of 3.7% and mature between 2021 and 2026. The Group also received $800 million of proceeds from a second private placement agreement signed in November 2014. The funds have a weighted average fixed rate of 3.1% and mature between 2019 and 2024.

During the year ended 31 December 2014, the Group received $188 million in full repayment of the loan to Bioventus LLP and the related accrued interest.

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	31 Dec 2014 $m	31 Dec 2013 $m	31 Dec 2014 $m	31 Dec 2013 $m	Fair value level
Financial assets at fair value
Forward foreign exchange contacts	48	28	48	28	Level 2
Investments	5	2	5	2	Level 3
Currency swaps	1	1	1	1	Level 2

	54	31	54	31

Financial liabilities at fair value
Contingent consideration	29	21	29	21	Level 3
Forward foreign exchange contracts	19	20	19	20	Level 2
Currency Swaps	2	—	2	—	Level 2

	50	41	50	41

Financial assets not measured at fair value
Trade and other receivables	1,117	1,085	1,117	1,085
Cash at bank	93	137	93	137

	1,210	1,222	1,210	1,222

Financial liabilities not measured at fair value
Bank overdrafts	28	11	28	11
Bank loans	540	366	540	366
Private placement debt	1,125	—	1,144	—
Finance lease liabilities	12	14	12	14
Trade and other payables	832	751	832	751

	2,537	1,142	2,556	1,142

With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2013.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) with the increase/decrease being measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

Trading profit, trading profit margin and trading cash flow

Trading profit and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the three months to 31 December 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Capital expenditure $m	Reported results 2014 $m
Revenue	1,249	—	—	—	—	—	1,249
Cost of goods sold	(302)	(5)	(2)	—	—	—	(309)

Gross profit	947	(5)	(2)	—	—	—	940
Selling, general and administration expenses	(564)	(20)	(28)	(36)	(8)		(656)
Research and development expenses	(58)	—	—	—	—	—	(58)

Trading/operating profit	325	(25)	(30)	(36)	(8)	—	226
Trading/operating profit margin	26.1%						18.1%

Interest receivable	2	—	—	—	—	—	2
Interest payable	(10)	(2)	—	—	—	—	(12)
Other finance costs	(4)	—	—	—	—	—	(4)

Profit before taxation	313	(27)	(30)	(36)	(8)	—	212
Taxation	(84)	11	11	10	—	—	(52)

Adjusted attributable/attributable profit	229	(16)	(19)	(26)	(8)	—	160

EPSA/EPS	25.6 ¢	(1.8 ¢)	(2.1 ¢)	(2.9 ¢)	(0.9 ¢)	—	17.9 ¢
Weighted average number of shares (m)	893						893
Trading cash flow/cash generated from operating activities	366	(56)	(24)	—	(18)	118	386
Trading profit to cash conversion ratio (%)	113%

For the three months to 31 December 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Capital expenditure $m	Reported results 2013 $m
Revenue	1,175	—	—	—	—	—	1,175
Cost of goods sold	(289)	(1)	(3)	—	—	—	(293)

Gross profit	886	(1)	(3)	—	—	—	882
Selling, general and administration expenses	(532)	(11)	(19)	(23)	—		(585)
Research and development expenses	(62)	—	—	—	—	—	(62)

Trading/operating profit	292	(12)	(22)	(23)	—	—	235
Trading/operating profit margin	24.8%						20.0%

Interest receivable	4	—	—	—	—	—	4
Interest payable	(3)	—	—	—	—	—	(3)
Other finance costs	(4)	—	—	—	—	—	(4)

Profit before taxation	289	(12)	(22)	(23)	—	—	232
Taxation	(80)	2	3	5	—	—	(70)

Adjusted attributable/attributable profit	209	(10)	(19)	(18)	—	—	162

EPSA/EPS	23.4 ¢	(1.1 ¢)	(2.2 ¢)	(2.0 ¢)	—	—	18.1 ¢
Weighted average number of shares (m)	895						895
Trading cash flow/cash generated from operating activities	281	(9)	(15)	—	—	125	382
Trading profit to cash conversion ratio (%)	96%

Acquisition related costs and cash flows: For the three month period to 31 December 2014, these costs primarily relate to integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the three month period to 31 December 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the three month period to 31 December 2014, these costs primarily relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011. For the three month period to 31 December 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the three month period to 31 December 2014, the net charge relates to costs and impairment charges of $28 million relating to the HP802 programme which was stopped in the quarter offset by a gain on disposal of a UK manufacturing facility of $9 million and a settlement credit of $11 million on US retirement benefit obligations.

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the year ended 31 December 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Capital expenditure $m	Reported results 2014 $m
Revenue	4,617	—	—	—	—	—	4,617
Cost of goods sold	(1,127)	(23)	(12)	—	—	—	(1,162)

Gross profit	3,490	(23)	(12)	—	—	—	3,455
Selling, general and administration expenses	(2,200)	(95)	(49)	(129)	2	—	(2,471)
Research and development expenses	(235)	—	—	—	—	—	(235)

Trading/operating profit	1,055	(118)	(61)	(129)	2	—	749
Trading/operating profit margin	22.9%					—	16.2%

Interest receivable	13	—	—	—	—	—	13
Interest payable	(28)	(7)	—	—	—	—	(35)
Other finance costs	(11)	—	—	—	—	—	(11)
Share of loss from associates	(2)	—	—	—	—	—	(2)

Profit before taxation	1,027	(125)	(61)	(129)	2	—	714
Taxation	(284)	30	15	35	(9)	—	(213)

Adjusted attributable/attributable profit	743	(95)	(46)	(94)	(7)	—	501

EPSA/EPS	83.2 ¢	(10.6 ¢)	(5.2 ¢)	(10.5 ¢)	(0.8 ¢)	—	56.1 ¢
Weighted average number of shares (m)	893						893
Trading cash flow/cash generated from operating activities	781	(112)	(60)	—	(23)	375	961
Trading profit to cash conversion ratio (%)	74%

For the year ended 31 December 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring & rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Capital expenditure $m	Reported results 2013 $m
Revenue	4,351	—	—	—	—	—	4,351
Cost of goods sold	(1,083)	(5)	(12)	—	—	—	(1,100)

Gross profit	3,268	(5)	(12)	—	—	—	3,251
Selling, general and administration expenses	(2,050)	(26)	(46)	(88)	—	—	(2,210)
Research and development expenses	(231)	—	—	—	—	—	(231)

Trading/operating profit	987	(31)	(58)	(88)	—	—	810
Trading/operating profit margin	22.7%					—	18.6%

Interest receivable	14	—	—	—	—	—	14
Interest payable	(10)	—	—	—	—	—	(10)
Other finance costs	(11)	—	—	—	—	—	(11)
Share of loss from associates	(1)	—	—	—	—	—	(1)

Profit before taxation	979	(31)	(58)	(88)	—	—	802
Taxation	(286)	6	11	23	—	—	(246)

Adjusted attributable/attributable profit	693	(25)	(47)	(65)	—	—	556

EPSA/EPS	76.9 ¢	(2.8 ¢)	(5.2 ¢)	(7.2 ¢)	—	—	61.7 ¢
Weighted average number of shares (m)	901					—	901
Trading cash flow/cash generated from operating activities	877	(25)	(54)	—	—	340	1,138
Trading profit to cash conversion ratio (%)	89%

Acquisition related costs: For the year ended 31 December 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the year ended 31 December 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the year ended 31 December 2014, these costs relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011. For the year ended 31 December 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2014 this net credit relates to a past service gain on the closure and a settlement credit in the US Pension Plan of $46 million and a gain on disposal of a UK manufacturing facility of $9 million, offset by a charge of $25 million relating to the likely costs of a distribution hold on RENASYS in the US pending new regulatory approvals and a charge of $28 million relating to the HP802 programme which was stopped in the quarter.